                                                   File No. 30-33









                SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.





                            FORM U-5-S



                          ANNUAL REPORT




               FOR THE YEAR ENDED DECEMBER 31, 1998



                      Filed pursuant to the
          Public Utility Holding Company Act of 1935 by



      LOGO          NEW ENGLAND ELECTRIC SYSTEM



       25 Research Drive, Westborough, Massachusetts  01582

Item 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1998 (1)
                                                                  Value Per
                                                                  Books of
                                                   Percent of     Issuer and
                                   Number of       Voting Power   Carrying
Name of Company                    Common Shares   (100% unless   Value
(and abbreviation used herein)     Owned           Specified)     to Owner
------------------------------     -------------   ------------   ---------
                                                                   (000's)
New England Electric System
   (Voluntary Association) (NEES)                      None
Granite State Electric Company (Granite)    60,400                 $   21,860
Granite State Energy, Inc.
   (Granite State Energy)                    1,000                       (305)
       Unsecured Debt                            -                        445
Massachusetts Electric
   Company (Mass Electric)               2,398,111                    508,176
Nantucket Electric Company (Nantucket)           1                      5,180
The Narragansett Electric
   Company (Narragansett)                1,132,487                    249,979
NEES Energy, Inc. (NEES Energy)              1,000                    (22,693)
       Unsecured Debt                            -                     79,402
NEES Global Inc.  (2)
   (NEES Global)                             1,000                    (10,242)
   Unsecured Debt                                -                     31,634
New England Hydro-Transmission
   Electric Company, Inc. (NEHTEC)       1,714,749     53.97           24,287
New England Hydro-Transmission
   Corporation (NEHTC)                       8,322     53.97           15,133
New England Electric Transmission
   Corporation (NEET)                           90                      2,374
New England Energy
   Incorporated (NEEI) (3)                   2,500                    (25,925)
       Unsecured debt                            -                     23,594
New England Power Service Company (NEPSCO)       3                     18,189
New England Power Company (NEP)          3,749,896         99.97      520,995
NEES Communications, Inc. (NEESCom) (4)     10,000                     (1,808)
       Unsecured debt                            -                      8,810
                                                                   ----------
                                                                   $1,449,085
NEESCom                                                                      ==========
   NEESTelecom* (4)
New England Hydro Finance Company
   (NEHFC) (5)                                 504     53.97       $        5
NEES Energy
   AllEnergy Marketing Company, LLC
       (AllEnergy) (6)                           -
       Texas Liquids Ltd, Inc.
       AEDR Fuels, L.L.C.                              50
NEP
   Connecticut Yankee Atomic
       Power Company                        52,500     15          $   15,671
   Maine Yankee Atomic
       Power Company                       100,000     20          $   16,488
   Vermont Yankee Nuclear Power
       Corporation                          80,002     20          $   10,588
   Yankee Atomic Electric Company           46,020     30          $    5,791
New England Wholesale Electric Company* (7)
AllEnergy Fuels Corp.* (8)
Metrowest Realty LLC* (Metrowest) (9)
NEES Global
   New England Water Heater Company
       (NEWH)(10)

--------------------
        *Inactive.

  (1) Attached as Exhibit E.1. hereto is a schedule showing investments during the year ended December 31, 1998 in the NEES Money Pool, through which certain System companies lend to or borrow from other System companies (Commission File Nos. 70-8679, 70-8901, and 70-9089).

  (2) At the board meeting held May 7, 1998, NEES Global Transmission, Inc. was renamed NEES Global, Inc. NEES Global is a wholly-owned, nonutility subsidiary of NEES which provides consulting and independent project development services domestically and internationally to nonaffiliates.

  (3) Samedan/NEEI Exploration Company was a partnership engaged in oil and gas exploration and development. NEEI owned a 50% interest in the partnership and had invested $738,024,794 in the partnership as of December 31, 1997. NEEI sold it's oil and gas properties in February 1998.

  (4) NEESCom is a wholly-owned, nonutility subsidiary of NEES which provides telecommunications and information-related products and services, and was formed under the laws of Massachusetts on August 2, 1996. NEES Telecommunications Corp. (formerly CO-LOCATE, Inc.) was formed under the laws of Massachusetts on April 9, 1998, and is wholly-owned by NEESCom.

  (5) NEHFC has two shareholders, NEHTEC and NEHTC, which each have a 50% interest. The tabulation shown above reflects NEES' indirect ownership in NEHFC.

  (6) AllEnergy, a Delaware limited liability corporation formed on April 23, 1998 (AllEnergy DE), is the surviving entity from a merger with AllEnergy Marketing Company, LLC, a Massachusetts limited liability corporation (AllEnergy MA), which became effective January 1, 1999.
       At that time, AllEnergy DE became a wholly-owned subsidiary of NEES Energy. AEDR Fuels, L.L.C., a Maine limited liability corporation formed on January 12, 1998, is 50% owned by AllEnergy DE and 50% owned by Dead River Company, an unaffiliated company.

  (7)  Incorporated in 1972; not yet capitalized.

  (8) AllEnergy Fuels Corp. was formed under the laws of Delaware on March 27, 1998 and is a wholly-owned subsidiary of NEES.

  (9) Metrowest, a Delaware limited liability corporation formed on December 18, 1998, is a wholly-owned subsidiary of NEES.

  (10) NEWH is the surviving entity from a merger between NEES Acquisition, Inc., formed under the laws of Massachusetts in 1998, and New England Water Heater Company, Inc. The merger was effective March 31, 1998, making the surviving entity a wholly-owned subsidiary of NEES Global.

Item 2.  ACQUISITION OR SALES OF UTILITY ASSETS

Merger Agreement with National Grid
-----------------------------------

    On December 11, 1998, NEES, National Grid plc, (National Grid) and NGG Holdings LLC (Holdings), a directly and indirectly wholly-owned subsidiary of National Grid, entered into an Agreement and Plan of Merger (Merger Agreement). Pursuant to the Merger Agreement, Holdings will merge with and into NEES (the Merger), with NEES becoming a wholly-owned subsidiary of National Grid. NEES shareholders will receive $53.75 per share in cash, which will be increased at a rate of $.003288 each day beginning six months after shareholder approval of the Merger until the Merger is completed, up to a maximum price of $54.35 per share.

    The Merger is subject to approval by a majority vote of NEES shareholders as well as National Grid shareholder approval. In addition, the Merger is subject to a number of regulatory and other approvals and consents, including approvals by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (the 1935 Act), Federal Energy Regulatory Commission (FERC), and Nuclear Regulatory Commission (NRC), support or approval from the states in which NEES operates, and clearance under both the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Exon-Florio Provisions of the Omnibus Trade and Competitiveness Act of 1988. National Grid has obtained governmental clearance in the United Kingdom for the Merger. The Merger is expected to be completed by early 2000.

Merger Agreement with Eastern Utilities Associates
--------------------------------------------------

    On February 1, 1999, NEES, Eastern Utilities Associates (EUA), and Research Drive, a directly and indirectly wholly-owned subsidiary of NEES, entered into an Agreement and Plan of Merger (EUA Agreement). Pursuant to the EUA Agreement, Research Drive will merge with and into EUA, with EUA becoming a wholly-owned subsidiary of NEES. EUA shareholders will receive $31.00 per share in cash, which will be increased at a rate of $.003 each day beginning six months after EUA shareholder approval of the EUA acquisition until the acquisition is completed or until April 30, 2000, whichever is earlier.

    The acquisition of EUA is subject to approval by a two-thirds vote of EUA shareholders. In addition, the acquisition is subject to a number of regulatory and other approvals and consents, including approvals by the SEC under the 1935 Act, FERC, and NRC, support or approval from the states in which EUA subsidiaries operate, and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The EUA acquisition is expected to be completed by early 2000. Following the acquisition of EUA, the subsidiaries of NEES and EUA whose operations are similar are expected to be consolidated.

Sale of Nonnuclear Generating Business
---------------------------------------

    On September 1, 1998, NEES subsidiaries NEP and Narragansett (collectively, the Sellers) completed the sale of substantially all of their nonnuclear generating business to USGen New England, Inc. (USGen), an indirect wholly owned subsidiary of PG&E Corporation. The assets sold include three fossil-fueled and 15 hydroelectric generating stations, totaling approximately 4,000 megawatts (MW) of capacity, as well as NEES' 100% interest in Narragansett Energy Resources Company (NERC), a 20% general partner in the Ocean State Power project, all of which had a book value of approximately $1.1 billion. The NEES companies received $1.59 billion for the sale. In addition, the NEES companies were reimbursed approximately $140 million for costs associated with early retirements and special severance programs for employees affected by industry restructuring, and the value of inventories. USGen assumed responsibility for environmental conditions at the Sellers' nonnuclear generating stations. USGen also assumed the Sellers' obligations under long-term fuel and fuel transportation contracts, and certain collective bargaining agreements.

    As part of the sale, NEP also signed a purchased power transfer agreement through which USGen purchased NEP's entitlement to approximately 1,100 MW of power procured under long-term contracts in exchange for monthly fixed payments by NEP averaging $9.5 million per month through January 2008 (having a net present value of $833 million) toward the above market cost of those contracts. In some cases, these transfers involved formal assignment of the contracts to USGen and a release of NEP from further obligations to the power supplier, while others did not. For those that involved formal assignment, NEP was required to make a lump sum payment equivalent to the present value of the monthly fixed payment obligations of those contracts. On or prior to the closing date, NEP made lump sum payments totaling approximately $340 million and was released from further obligations relating to two of the contracts. These lump sum payments are separate from the $833 million figure referred to above.

    As part of the divestiture plan, in February 1998, NEEI, a wholly-owned subsidiary of NEES, whose costs had been supported by the generating business, sold its oil and gas properties for approximately $50 million. NEEI's loss on the sale of approximately $120 million, before tax, has been reimbursed by NEP.


Item 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

    (None to be reported.)

Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES
                                    Calendar Year 1998
                                      ------------------
                 Name of Company
                 Acquiring,
                 Redeeming           Number of Shares
                 or Retiring        or Principal Amount                Commission
                 Securities          --------------------------             Authorization
                                  (Issuer unless                       Redeemed or         (Release No.
 Name of Issuer                   otherwise noted)     Acquired        Retired (1)   Consideration    or Other)
 --------------  ---------------- -----------            -------------     -------------  --------------
NEEI
 Sub. Promissory Note                      NEES          $501,597                       $501,597     (A)
 Secured Note                                        $122,000,000 $122,000,000   (A)

NEHFC
 Secured Notes                                        $11,520,000  $11,520,000   25304 & (B)

NEES ENERGY
 Sub. Promissory Note                      NEES       $52,579,500     $52,579,500     26520 & 26633
 Sub. Promissory Note                                               $6,700,000             $6,700,000
 Common Stock          NEES          252,753 shares                $10,805,172             26849 & 26942

NEET
 Common Stock                                    10 shares            $292,283             24162
 Secured Note                                          $4,624,000   $4,624,000             24162

NEP
 Bonds                                               $328,000,000 $353,515,519   (B)
 Preferred Stock       NEES                           $38,098,800  $37,869,445   (B)

NARRAGANSETT
 Bonds                                                $12,000,000  $12,783,460   (B)
 Preferred Stock       NEES                            $5,561,550   $6,659,455   (B)

MASSACHUSETTS ELECTRIC
 Bonds                                                $40,000,000  $41,209,000   (B)
 Preferred Stock       NEES                            $5,064,025   $5,203,354   (B)

NEES GLOBAL
 Sub. Promissory Note                         NEES    $15,752,000                         $15,752,000     (C)
 Sub. Promissory Note                                               $2,500,000             $2,500,000     (C)

NERC
 Secured Notes                                                      $27,680,000           $29,955,128     26397 & (B)

Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Cont.)

                                    Calendar Year 1998
                                      ------------------
                 Name of Company
                 Acquiring,
                 Redeeming           Number of Shares
                 or Retiring        or Principal Amount                Commission
                 Securities          ------------------------               Authorization
                                  (Issuer unless                       Redeemed or         (Release No.
 Name of Issuer                   otherwise noted)     Acquired        Retired (1)   Consideration    or Other)
 --------------  ---------------- -----------            -------------     -------------  --------------
NEES COMMUNICATIONS, INC.
 Sub. Promissory Note                         NEES     $7,885,000      $7,885,000     (D)

NEES
 Common Stock                        5,659,648 shares             $233,652,741   (B)

NANTUCKET
 Bonds                                                 $1,470,000   $1,470,000   (B)

--------------------
(1)    Securities were extinguished.
(A)    SEC Release No. 24847 and Rule 45(b)(3).
(B) Rule 42.
(C) SEC Release No. 25261, 26017, 26057, 26235, 26277, 26291, & 26681.
(D)    NEESCom is an Exempt Telecommunications Company pursuant to Section 34 of the Act.


Item 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

   As of December 31, 1998.

                                               Number of
                                               Shares or             General
                                               Principal    Percent  Nature     Carrying
                                               Amount       Voting   of Issuer's     Value
Name of Owner Name of Issuer   Security Owned                 Owned  Power      Business  to Owner
------------- --------------   --------------                 ---------         -------   -----------    -----------
                                                                                (in thous.)
    NEES      UNITIL Corporation             Capital Stock    34,400 shs.         0.8       Public          $303
                               no par value                            Utility

   Three      Two business     Stocks                                              $ 74
Subsidiaries  development
    (A)       corporations

--------------------
(A)    Mass. Electric, Narragansett, and NEP.

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998.
(Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    -----
Cynthia A. Arcate
 9 Lowell Road, Salem, NH           E-VP D s
---------------------------------------------------------------------------------------------------------------------------
Francis X. Beirne
 95 Sawyer Road, Waltham, MA                                                    s
---------------------------------------------------------------------------------------------------------------------------
Joan T. Bok
 22 Beacon St., Boston, MA    D f
---------------------------------------------------------------------------------------------------------------------------
William M. Bulger
1 Beacon St., Boston, MA      D f
---------------------------------------------------------------------------------------------------------------------------
John G. Cochrane              T             T     T    T     T     T     T     T VP s      T      T    T
---------------------------------------------------------------------------------------------------------------------------
Eric P. Cody                                                 VP                VP s
---------------------------------------------------------------------------------------------------------------------------
William R. Connallon
 476 Union Ave., Middlesex, NJ
---------------------------------------------------------------------------------------------------------------------------
John H. Dickson
 95 Sawyer Rd., Waltham, MA                                                     s
---------------------------------------------------------------------------------------------------------------------------
William F. Dowd                                                                VP s
---------------------------------------------------------------------------------------------------------------------------
Richard R. Duperey
40 Washington St., Wellesley, MA
---------------------------------------------------------------------------------------------------------------------------
William J. Flaherty
1101 Turnpike St., No. Andover, MA                 VP s
---------------------------------------------------------------------------------------------------------------------------
Peter G. Flynn                                                           D P
---------------------------------------------------------------------------------------------------------------------------
Andrea Foley-Stapleford                      VP                                s
---------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas  AllEnergy
                              Energy  Electric  Comm.  Energy       AllEnergy   Liquids    Fuels     NEWH Metrowest
                              ------  --------- ----   ------       ---------   -------  ---------   ---- ---------

Cynthia A. Arcate
 9 Lowell Road, Salem, NH
-----------------------------------------------------------------------------------------------------------------------------
Francis X. Beirne
 95 Sawyer Road, Waltham, MA                                       VP
-----------------------------------------------------------------------------------------------------------------------------
Joan T. Bok
 22 Beacon St., Boston, MA
-----------------------------------------------------------------------------------------------------------------------------
William M. Bulger
1 Beacon St., Boston, MA
-----------------------------------------------------------------------------------------------------------------------------
John G. Cochrane                            T          T                                              T
-----------------------------------------------------------------------------------------------------------------------------
Eric P. Cody
-----------------------------------------------------------------------------------------------------------------------------
William R. Connallon
 476 Union Ave., Middlesex, NJ                                     VP       P s
-----------------------------------------------------------------------------------------------------------------------------
John H. Dickson
 95 Sawyer Rd., Waltham, MA    P D                                 P               VP
-----------------------------------------------------------------------------------------------------------------------------
William F. Dowd
-----------------------------------------------------------------------------------------------------------------------------
Richard R. Duperey
40 Washington St., Wellesley, MA                                                                P D
-----------------------------------------------------------------------------------------------------------------------------
William J. Flaherty
1101 Turnpike St., No. Andover, MA
-----------------------------------------------------------------------------------------------------------------------------
Peter G. Flynn
-----------------------------------------------------------------------------------------------------------------------------
Andrea Foley-Stapleford
-----------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    -----

David Fredericks
 2 Fairgrounds Rd., Nant., MA
---------------------------------------------------------------------------------------------------------------------------
Richard W. Frost
 55 Bearfoot Rd., Northboro, MA               VP    VP   D VP                          VP s
---------------------------------------------------------------------------------------------------------------------------
Ronald T. Gerwatowski
280 Melrose St., Providence, RI                           S                          s
---------------------------------------------------------------------------------------------------------------------------
Peter H. Gibson
 Westborough, MA
---------------------------------------------------------------------------------------------------------------------------
Don F. Goodwin                                                                 VP s
---------------------------------------------------------------------------------------------------------------------------
Christopher G. Gulick
 95 Sawyer Road, Waltham, MA
---------------------------------------------------------------------------------------------------------------------------
Gregory A. Hale                                                                s
---------------------------------------------------------------------------------------------------------------------------
William H. Heil
 95 Sawyer Road, Waltham, MA
---------------------------------------------------------------------------------------------------------------------------
David L. Holt                                                                  E-VP s
---------------------------------------------------------------------------------------------------------------------------
Alfred D. Houston             D Ch                      D P Ch   D  D     Ch D D Ch Ps      D        D  D
---------------------------------------------------------------------------------------------------------------------------
Michael E. Jesanis            Sr-VP                        VP                         VP   VP      s
---------------------------------------------------------------------------------------------------------------------------
Paul L. Joskow
 7 Chilton Street, Brookline, MA    D f
---------------------------------------------------------------------------------------------------------------------------
David C. Kennedy              VP                                               VP s
---------------------------------------------------------------------------------------------------------------------------
John M. Kucharski
 45 William Street, Wellesley, MA   D f
---------------------------------------------------------------------------------------------------------------------------
Edward H. Ladd
 125 Claybrook Rd., Dover, MA D f
---------------------------------------------------------------------------------------------------------------------------
Cheryl A. LaFleur             Sr-VP S           D  D    D      D      D   D    VP D   VP Ds         D  D    D
---------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas   AllEnergy
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids    Fuels NEWH   Metrowest
                              ------  --------- ----   ------       ---------  -------   -------       ---- ---------

David Fredericks
 2 Fairgrounds Rd., Nant., MA           VP s
-----------------------------------------------------------------------------------------------------------------------------
Richard W. Frost
 55 Bearfoot Rd., Northboro, MA              VP
-----------------------------------------------------------------------------------------------------------------------------
Ronald T. Gerwatowski
 280 Melrose St., Providence, RI
-----------------------------------------------------------------------------------------------------------------------------
Peter H. Gibson
 Westborough, MA                                  VP
-----------------------------------------------------------------------------------------------------------------------------
Don F. Goodwin
-----------------------------------------------------------------------------------------------------------------------------
Christopher G. Gulick
 95 Sawyer Road, Waltham, MA                                       VP              VP
-----------------------------------------------------------------------------------------------------------------------------
Gregory A. Hale                S                          C                                 C
-----------------------------------------------------------------------------------------------------------------------------
William H. Heil
 95 Sawyer Road, Waltham, MA                                       Ch      Ch      P D
-----------------------------------------------------------------------------------------------------------------------------
David L. Holt
-----------------------------------------------------------------------------------------------------------------------------
Alfred D. Houston              D                   D      P D                               D
-----------------------------------------------------------------------------------------------------------------------------
Michael E. Jesanis
-----------------------------------------------------------------------------------------------------------------------------
Paul L. Joskow
 7 Chilton Street, Brookline, MA
-----------------------------------------------------------------------------------------------------------------------------
David C. Kennedy                                                                                    P
-----------------------------------------------------------------------------------------------------------------------------
John M. Kucharski
 45 William Street, Wellesley, MA
-----------------------------------------------------------------------------------------------------------------------------
Edward H. Ladd
 125 Claybrook Rd., Dover, MA
-----------------------------------------------------------------------------------------------------------------------------
Cheryl A. LaFleur             D         D         D     D                             D     D
-----------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    -----

Shannon M. Larson                                                              VP s
----------------------------------------------------------------------------------------------------------------------------
Ralph E. Loomis
 633 Penn. Ave., NW 6th floor
 Washington, DC                                                                VP s
----------------------------------------------------------------------------------------------------------------------------
John F. Malley                                                           VP     s
----------------------------------------------------------------------------------------------------------------------------
Robert L. McCabe                    Ch D    Ch D  Ch D
----------------------------------------------------------------------------------------------------------------------------
Joshua A. McClure
 P.O. Box 1119, Westerly, RI  D f
----------------------------------------------------------------------------------------------------------------------------
Howard W. McDowell                   T      Co    Co                 Co  Co    Sr-VPCo s  Co         Co      Co
----------------------------------------------------------------------------------------------------------------------------
Robert H. McLaren                                                              VP s
----------------------------------------------------------------------------------------------------------------------------
James P. Meehan                                                                s
----------------------------------------------------------------------------------------------------------------------------
Rita A. Moran
 939 Southbridge St.,Worcester, MA                VP
----------------------------------------------------------------------------------------------------------------------------
Charles H. Moser
 55 Bearfoot Rd., Northboro, MA                                                       VP s
----------------------------------------------------------------------------------------------------------------------------
Richard Nadeau
 280 Melrose St., Providence, RI                       VP s
----------------------------------------------------------------------------------------------------------------------------
James A. Neumann
 476 Union Ave., Middlesex, NJ
----------------------------------------------------------------------------------------------------------------------------
Joseph P. Newman
 55 Bearfoot Rd., Northboro, MA                   VP
----------------------------------------------------------------------------------------------------------------------------
Kwong O. Nuey                               VP                                    s
55 Bearfoot Rd., Northboro, MA
----------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas         AllEnergy
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids    Fuels NEWH   Metrowest
                              ------  --------- ----   ------       ---------  -------  ----------     ---- ---------

Shannon M. Larson                                                                                  VP
-----------------------------------------------------------------------------------------------------------------------------
Ralph E. Loomis
 633 Penn. Ave., NW 6th floor
 Washington, DC
-----------------------------------------------------------------------------------------------------------------------------
John F. Malley
-----------------------------------------------------------------------------------------------------------------------------
Robert L. McCabe                      Ch D
-----------------------------------------------------------------------------------------------------------------------------
Joshua A. McClure
 P.O. Box 1119, Westerly, RI
-----------------------------------------------------------------------------------------------------------------------------
Howard W. McDowell                T   Co
-----------------------------------------------------------------------------------------------------------------------------
Robert H. McLaren                                  T                                        T
-----------------------------------------------------------------------------------------------------------------------------
James P. Meehan                                    C
-----------------------------------------------------------------------------------------------------------------------------
Rita A. Moran
 939 Southbridge St.,Worcester, MA
-----------------------------------------------------------------------------------------------------------------------------
Charles H. Moser
 55 Bearfoot Rd., Northboro, MA
-----------------------------------------------------------------------------------------------------------------------------
Richard Nadeau
 280 Melrose St., Providence, RI
-----------------------------------------------------------------------------------------------------------------------------
James A. Neumann
 476 Union Ave., Middlesex, NJ                                                 VP
-----------------------------------------------------------------------------------------------------------------------------
Joseph P. Newman
 55 Bearfoot Rd., Northboro, MA
-----------------------------------------------------------------------------------------------------------------------------
Kwong O. Nuey
-----------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    -----

Rosemarie O'Donahue
 476 Union Ave., Middlesex, NJ
----------------------------------------------------------------------------------------------------------------------------
Lydia M. Pastuszek
 55 Bearfoot Rd., Northboro, MA             Sr-VP D    Sr-VP D Sr-VP                                 s
----------------------------------------------------------------------------------------------------------------------------
Frank L. Peraino
 95 Sawyer Road, Waltham, MA
----------------------------------------------------------------------------------------------------------------------------
Anthony C. Pini                                                 D P                   VP s
----------------------------------------------------------------------------------------------------------------------------
Kirk L. Ramsauer                                        C            S             s  S     C       C
----------------------------------------------------------------------------------------------------------------------------
Marcy L. Reed
 95 Sawyer Road, Waltham, MA
----------------------------------------------------------------------------------------------------------------------------
Lawrence J. Reilly
 55 Bearfoot Rd., Northboro, MA             P D   P D  P D                              s
----------------------------------------------------------------------------------------------------------------------------
James S. Robinson                                                         VP
----------------------------------------------------------------------------------------------------------------------------
Thomas E. Rogers                                                               VP s
----------------------------------------------------------------------------------------------------------------------------
Christopher E. Root
 55 Bearfoot Rd., Northboro, MA             Sr-VP D    Sr-VP D Sr-VP                   VP            s  VP   VP
----------------------------------------------------------------------------------------------------------------------------
Masheed H. Rosenqvist                                                VP   VP      s   VP    VP      VP
----------------------------------------------------------------------------------------------------------------------------
Timothy R. Roughan
 548 Haydenville Rd., Northampton, MA             VP
----------------------------------------------------------------------------------------------------------------------------
Michael F. Ryan
 280 Melrose St., Providence, RI                       D VPs
----------------------------------------------------------------------------------------------------------------------------


Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)

                              Granite
                              State   Nantucket NEES   NEES              Texas   AllEnergy
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids     Fuels       NEWH Metrowest
                              ------  --------- ----   ------       ---------  -------   ---------     ---- ---------

Rosemarie O'Donahue
 476 Union Ave., Middlesex, NJ                                                   VP
-----------------------------------------------------------------------------------------------------------------------------
Lydia M. Pastuszek
 55 Bearfoot Rd., Northboro, MA             Sr-VP D
-----------------------------------------------------------------------------------------------------------------------------
Frank L. Peraino
 95 Sawyer Road, Waltham, MA                                       Sr-VP
-----------------------------------------------------------------------------------------------------------------------------
Anthony C. Pini                                  P D                               D          VP
-----------------------------------------------------------------------------------------------------------------------------
Kirk L. Ramsauer                      C                            S        S      S
-----------------------------------------------------------------------------------------------------------------------------
Marcy L. Reed
 95 Sawyer Road, Waltham, MA                                       VP T   VP T     T
-----------------------------------------------------------------------------------------------------------------------------
Lawrence J. Reilly
 55 Bearfoot Rd., Northboro, MA             P D
-----------------------------------------------------------------------------------------------------------------------------
James S. Robinson
-----------------------------------------------------------------------------------------------------------------------------
Thomas E. Rogers
-----------------------------------------------------------------------------------------------------------------------------
Christopher E. Root
 55 Bearfoot Rd., Northboro, MA             Sr-VP D
-----------------------------------------------------------------------------------------------------------------------------
Masheed H. Rosenqvist
-----------------------------------------------------------------------------------------------------------------------------
Timothy R. Roughan
 548 Haydenville Rd., Northampton, MA
-----------------------------------------------------------------------------------------------------------------------------
Michael F. Ryan
 280 Melrose St., Providence, RI
-----------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    -----

George M. Sage
 P.O. Box 9527, Providence, RI      D f
----------------------------------------------------------------------------------------------------------------------------
Nancy H. Sala
 55 Bearfoot Rd., Northboro, MA                   Sr-VPD s
----------------------------------------------------------------------------------------------------------------------------
Richard P. Sergel             D P    D      D      D   D       D    P D  D      D s   P D   P D   P D
----------------------------------------------------------------------------------------------------------------------------
William T. Sherry
 245 South Main St., Hopedale, MA                 VP
----------------------------------------------------------------------------------------------------------------------------
Charles E. Soule
 15 River St #404,
 Boston, MA                   D f
----------------------------------------------------------------------------------------------------------------------------
Susan Stevens                                                                   VP
----------------------------------------------------------------------------------------------------------------------------
Ronald L. Thomas
 280 Melrose St., Providence, RI                         D
----------------------------------------------------------------------------------------------------------------------------
John G. Upham II
 170 Medford St., Malden, MA                 VP s
----------------------------------------------------------------------------------------------------------------------------
Jeffrey W. VanSant                                     VP                        s
----------------------------------------------------------------------------------------------------------------------------
Anne Wexler
 1317 F Street, N.W., Suite 600
 Washington, DC               D f
----------------------------------------------------------------------------------------------------------------------------
David L. Williamson
200 Church St., Palmyra, N.Y.
----------------------------------------------------------------------------------------------------------------------------
James Q. Wilson
 32910 Camino de Buena Ventura,
 Malibu, CA                   D f
----------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas  AllEnergy
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids   Fuels  NEWH   Metrowest
                              ------  --------- ----   ------       ---------  -------  --------       ---- ---------

George M. Sage
 P.O. Box 9527, Providence, RI
-----------------------------------------------------------------------------------------------------------------------------
Nancy H. Sala
 55 Bearfoot Rd., Northboro, MA               Sr-VP D
-----------------------------------------------------------------------------------------------------------------------------
Richard P. Sergel             D         D       D       D                                    D
-----------------------------------------------------------------------------------------------------------------------------
William T. Sherry
 245 South Main St., Hopedale, MA
-----------------------------------------------------------------------------------------------------------------------------
Charles E. Soule
15 River St. #404,
Boston, MA
-----------------------------------------------------------------------------------------------------------------------------
Susan Stevens
-----------------------------------------------------------------------------------------------------------------------------
Ronald L. Thomas
 280 Melrose St., Providence, RI
-----------------------------------------------------------------------------------------------------------------------------
John G. Upham II
 170 Medford St., Malden, MA
-----------------------------------------------------------------------------------------------------------------------------
Jeffrey W. VanSant
-----------------------------------------------------------------------------------------------------------------------------
Anne Wexler
 1317 F Street, N.W., Suite 600
 Washington, DC
-----------------------------------------------------------------------------------------------------------------------------
David L. Williamson
200 Church St., Palmyra, N.Y.                                      VP
-----------------------------------------------------------------------------------------------------------------------------
James Q. Wilson
 32910 Camino de Buena Ventura,
 Malibu, CA
-----------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ----

James R. Winoker
 222 Richmond Street
 Providence, RI               D f
----------------------------------------------------------------------------------------------------------------------------
Robert King Wulff                     S     C                            C     S C s
----------------------------------------------------------------------------------------------------------------------------
Geraldine M. Zipser                                          C                 s
----------------------------------------------------------------------------------------------------------------------------
Peter T. Zschokke
 280 Melrose St., Providence, RI                       VP s
----------------------------------------------------------------------------------------------------------------------------



Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1998 (continued).
(Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas   AllEnergy
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids   Fuels  NEWH   Metrowest
                              ------  --------- ----   ------       ---------  -------  --------       ---- ---------

James R. Winoker
 222 Richmond Street
 Providence, RI
-----------------------------------------------------------------------------------------------------------------------------
Robert King Wulff                     S
-----------------------------------------------------------------------------------------------------------------------------
Geraldine M. Zipser                                                                                S
-----------------------------------------------------------------------------------------------------------------------------
Peter T. Zschokke
 280 Melrose St., Providence, RI
-----------------------------------------------------------------------------------------------------------------------------



Key:     Ch-Chairman; ChB-Chairman of the Board; VCh-Vice Chairman; D-Director; P-President; E-VP-Executive Vice President;
         Sr-VP-Senior Vice President; VP-F-Vice President--Finance; VP-Vice President; T-Treasurer; Co-Controller; C-Clerk;
         S-Secretary; s-Salary; f-Fee.

Note A:  Address is 25 Research Drive, Westborough, Massachusetts 01582 unless otherwise indicated.




Item 6.  OFFICERS AND DIRECTORS

  Part II.  Financial Connections as of December 31, 1998.

                                             Position
                        Name and             Held in
   Name of              Location of          Financial  Applicable
   Officer or           Financial            Institution     Exemption
   Director             Institution             (g)     Rule
   ----------           -----------          -----------     ----------
William M. Bulger   Citizens Bank of Massachusetts      D    a
                      Boston, MA

John M. Kucharski   State Street Boston Corp.,  D       a
                      Boston, MA

--------------------
a - Rule 70(a)
g - C-Chairman & CEO; D-Director; T-Trustee


Item 6.  OFFICERS AND DIRECTORS

   Part III.

   Disclosures made in proxy statements and annual reports on Form 10-K, filed in 1998, follow:

                                  NEES

                       SUMMARY COMPENSATION TABLE

                                                Long-Term
                   Annual Compensation (b)     Compensation
                  --------------------------              -------------------
                                   Other    Restricted
Name and                           Annual   & Deferred            All Other
Principal                         Compensa-   Share    LTIP  Compensa-
Position    Year  Salary   Bonus    tion      Awards  Payouts       tion
  (a)              ($)     ($)(c)  ($)(d)     ($)(e)    ($)   ($)(f)
----------  ----  -------  ------ --------- ----------       -------   ---------
Richard P.  1998  437,500        289,382  12,233   165,952 100,166      718
Sergel      1997  244,893        242,020   8,764    51,043              781
President and     1996           212,700 110,724     5,366 138,376                    3,535
Chief Executive
Officer
(elected 2/6/98)

John W. Rowe      1998           127,882   6,600     5,635       0        0           1,673
Former      1997  597,600        285,692  12,599   152,206            2,544
President and     1996           537,600 287,896     9,093 370,288                    4,891
Chief Executive
Officer
(resigned 2/6/98)

Alfred D.   1998  442,694        294,951  10,227   167,893 157,751    2,594
Houston     1997  345,072        314,028   9,616    88,573            1,836
Chairman    1996  335,016        167,306   6,265   182,267            4,649

Cheryl A.   1998  209,132        117,577   7,992    54,387  39,024      439
LaFleur     1997  176,388        192,437   6,827    37,768              335
Senior Vice 1996  165,624         89,477   4,059   106,020            3,251
President,
General
Counsel and
Secretary

Michael E.  1998  206,010        115,467   8,040    53,376  34,834      382
Jesanis     1997  164,736        188,213   7,399    31,866              320
Senior Vice 1996  153,995         80,070   4,007   101,376            3,218
President
and Chief
Financial
Officer

David C.    1998  186,658         96,257  12,487    40,032  35,808      621
Kennedy
Vice President
(elected 2/98)

(a) Officers of NEES also hold various positions with subsidiary companies. Compensation for these positions is included in this table.

(b)  Includes deferred compensation in category and year earned.

(c) The bonus figures represent: cash bonuses under an incentive compensation plan; the all-employee goals program; the variable match of the Incentive Thrift Plan including related deferred compensation plan matches; special cash bonuses; and unrestricted shares under the Incentive Share Plan. See descriptions under Plan Summaries.

     In 1996 and 1997, the bonus amounts were all cash or contributions to the Incentive Thrift Plan, including related deferred compensation plan matches.

(d) Includes amounts reimbursed by NEES for the payment of taxes on certain noncash benefits and NEES contributions to the Incentive Thrift Plan that are not bonus contributions including related deferred compensation plan match. See description under Plan Summaries.

(e) The incentive share awards for the named executives were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. See also Payments Upon a Change in Control below.

     As of December 31, 1998, the following executive officers held the amount of restricted shares and deferred share equivalents with the value indicated:

     - Mr. Sergel 9,581 shares, $461,085 value;

     - Mr. Rowe 29,847 shares, $1,436,386 value;

     - Mr. Houston 13,216 shares, $636,020 value;

     - Ms. LaFleur 6,552 shares, $315,315 value;

     - Mr. Jesanis 6,731 shares, $323,929 value;

     - Mr. Kennedy 3,617 shares, $174,068 value.

     The value was calculated by multiplying the closing market price on December 31, 1998, by the number of shares.

(f) Includes NEES contributions to life insurance. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by NEES. Prior to 1997, this column also included NEES contributions to the Incentive Thrift plan that are not bonus contributions. These figures are now included in the Other Annual Compensation column.

                                   NEP

                       SUMMARY COMPENSATION TABLE

                                                Long-Term
                   Annual Compensation (b)     Compensation
                  --------------------------              -------------------
                                   Other    Restricted
Name and                           Annual   & Deferred            All Other
Principal                         Compensa-   Share    LTIP  Compensa-
Position    Year  Salary   Bonus    tion      Awards  Payouts       tion
  (a)              ($)     ($)(c)  ($)(d)     ($)(e)    ($)   ($)(f)
----------  ----  -------  ------ --------- ----------       -------   ---------
Lawrence E. 1998  164,340         85,287  14,155    35,369  14,469  408,571    (h)
Bailey      1997  156,516        188,214   3,316         0       0      600
Former      1996  151,956        101,667     116         0       0    3,776
President (g)

Alfred D.   1998  49,236          32,804   1,137    18,677  17,545      288
Houston
Chairman

Peter G.    1998  57,838          29,383   1,151    12,176   6,864       75
Flynn
President (i)

John F.     1998  144,492         71,636   7,292    29,328  31,472      183
Malley      1997  140,280         96,072   2,922         0       0      375
Vice        1996  133,394        104,885     116         0       0    3,141
President

Masheed H.  1998  113,697         44,654   2,285    17,618       0      366
Rosenqvist
Vice
President

(a) Certain officers of NEP are also officers of NEES and various other System companies.

(b)     Includes deferred compensation in category and year earned.

(c) The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, including related deferred compensation plan matches, special cash bonuses, and unrestricted shares under the incentive share plan. In 1996 and 1997, the bonus amounts were all cash or contributions to the incentive thrift plan, including related deferred compensation plan matches. See descriptions under Plan Summaries.

(d) Includes amounts reimbursed by NEP for the payment of taxes on certain noncash benefits and NEP contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match. See description under Plan Summaries.

(e) The incentive share awards for the named executives who are also NEES executives (1996 - 1998) and the other named executives (in 1998 only) were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. The shares awarded for the other named executives in 1996 and 1997 were not restricted and the value of the awards is included in the bonus column.

        As of December 31, 1998, the following executive officers held the amount of restricted and deferred shares with the value indicated:
        Mr. Bailey 4,031 shares, $193,991 value; Mr. Houston 13,216 shares, $636,020 value; Mr. Flynn 2,838 shares, $136,578 value; and Mr. Malley 3,901 shares, $187,735 value. The value was calculated by multiplying the closing market price on December 31, 1998 by the number of shares.

(f) Includes NEP contributions to life insurance. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by NEP. Prior to 1997, this column also included NEP contributions to the incentive thrift plan that are not bonus contributions. These figures are now included in the Other Annual Compensation column.

(g)     Mr. Bailey retired effective December 31, 1998.

(h) Under the terms of the severance plan described on page 40, Mr. Bailey received a lump sum payment of $408,131 upon his retirement on December 31, 1998.

(i)     Mr. Flynn was elected President effective January 1, 1999.

                             MASS. ELECTRIC

                       SUMMARY COMPENSATION TABLE

                                                Long-Term
                   Annual Compensation (b)     Compensation
                  --------------------------              -------------------
                                   Other    Restricted
Name and                           Annual   & Deferred            All Other
Principal                         Compensa-   Share    LTIP  Compensa-
Position    Year  Salary   Bonus    tion      Awards  Payouts       tion
  (a)              ($)     ($)(c)  ($)(d)     ($)(e)    ($)   ($)(f)
----------  ----  -------  ------ --------- ----------       -------   ---------
Lawrence J. 1998  113,414         59,341   5,413    24,421  19,632      215
Reilly      1997  160,515        168,637   6,910         0       0      448
President   1996   96,163         70,177   2,467    46,082       0    2,250

Robert L.   1998  140,682         59,448   6,753    24,226  31,075      830
McCabe
Chairman

Nancy H.    1998  128,592         53,247   1,392    21,763  15,975      195
Sala        1997  124,344         60,661   2,603         0       0      283
Senior Vice 1996  118,251         65,493     116         0       0    2,730
President

Lydia M.    1998  104,345         51,761   2,228    21,134  22,531      140
Pastuszek   1997  125,481         81,944   2,544         0       0      241
Senior Vice 1996   86,068         52,017      69    22,115       0    1,893
President

Kwong O.    1998   96,311         37,716   2,115    15,135  11,542      186
Nuey
Vice
President

(a) Certain officers of Mass. Electric are also officers of NEES and various other System companies.

(b)  Includes deferred compensation in category and year earned.

(c) The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, and unrestricted shares under the incentive share plan or special share bonuses. In 1996 and 1997, the bonus amounts were all cash or contributions to the incentive thrift plan, including related deferred compensation plan matches. See descriptions under Plan Summaries.

(d) Includes amounts reimbursed by Mass. Electric for the payment of taxes on certain noncash benefits and Mass. Electric contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match. See description under Plan Summaries.

(e) In 1998, the incentive share awards for the named executives were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. In 1996, certain named officers also received special share awards in the form of deferred share equivalents. The shares awarded for the named officers in 1996 and 1997 were not restricted and the value of the awards is included in the bonus column.

     As of December 31, 1998, the following executive officers held the amount of restricted and deferred shares with the value indicated: Mr. Reilly 6,064 shares, $291,830 value; Mr. McCabe 6,979 shares, $335,864 value; Ms. Sala 2,058 shares, $99,041 value; Ms. Pastuszek 3,117 shares, $150,005 value; and Mr. Nuey 2,033 shares, $97,838 value. The value was calculated by multiplying the closing market price on December 31, 1998 by the number of shares.

(f) Includes Mass. Electric contributions to life insurance. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by Mass. Electric. Prior to 1997, this column also included Mass. Electric contributions to the incentive thrift plan that are not bonus contributions. These figures are now included in the Other Annual Compensation column.

                              NARRAGANSETT

                       SUMMARY COMPENSATION TABLE

                                                Long-Term
                   Annual Compensation (b)     Compensation
                  --------------------------              -------------------
                                   Other    Restricted
Name and                           Annual   & Deferred            All Other
Principal                         Compensa-   Share    LTIP  Compensa-
Position    Year  Salary   Bonus    tion      Awards  Payouts       tion
  (a)              ($)     ($)(c)  ($)(d)     ($)(e)    ($)   ($)(f)
----------  ----  -------  ------ --------- ----------       -------   ---------
Lawrence J. 1998   52,729         27,589   2,517    11,354   9,127       99
Reilly      1997      679            452      29         0       0        1
President   1996   16,329         11,916     419     7,825       0      382

Robert L.   1998  40,283          17,022   1,933     6,937   8,898      237
McCabe      1997  179,460        148,868   9,881         0       0    1,528
Chairman    1996  127,388         88,905   4,819    50,308       0    3,424

Richard W.  1998  119,544         41,969   2,746    16,320  15,346      438
Frost             1997           113,856  52,347     2,396       0        0        596
Vice        1996  108,432         57,680     119         0       0    2,888
President

Michael F.  1998  112,368         42,237   2,393    16,856       0      108
Ryan        1997  103,983         52,060   2,197         0       0      220
Vice        1996   64,555         18,397      77         0       0    1,473
President

Richard     1998  102,912         18,655   2,681     4,433       0      160
Nadeau
Vice
President

(a) Certain officers of Narragansett are also officers of NEES and various other System companies.

(b)  Includes deferred compensation in category and year earned.

(c) The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, and unrestricted shares under the incentive share plan or special share bonuses. In 1996 and 1997, the bonus amounts were all cash or contributions to the incentive thrift plan, including related deferred compensation plan matches. See descriptions under Plan Summaries.

(d) Includes amounts reimbursed by Narragansett for the payment of taxes on certain noncash benefits and Narragansett contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match. See description under Plan Summaries.

(e) In 1998, the incentive share awards for the named executives were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. The shares awarded in 1996 and 1997 were not restricted and the value of the awards is included in the bonus column.

     As of December 31, 1998, the following executive officers held the amount of restricted and deferred shares with the value indicated: Mr. Reilly 6,064 shares, $291,830 value; Mr. McCabe 6,979 shares, $335,864 value; Mr. Frost 819 shares, $39,414 value; Mr. Ryan 11 shares, $529 value; Mr. Nadeau 65 shares, $3,128 value. The value was calculated by multiplying the closing market price on December 31, 1998 by the number of shares.

(f) Includes Narragansett contributions to life insurance. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals.
     The premium costs for most of these policies have been or will be recovered by Narragansett. Prior to 1997, this column also included Narragansett contributions to the incentive thrift plan that are not bonus contributions. These figures are now included in the Other Annual Compensation column.

                         Share Ownership
                         ---------------

    The following table lists the holdings of NEES common shares and deferred shares by NEES' directors, the executive officers named in the Summary Compensation Table, and for directors and all executive officers as a group. The information includes all whole shares beneficially owned, directly or indirectly, as of January 20, 1999.

                          Shares       Deferred
                       Beneficially      Share
    Name                Owned (a)     Equivalents (b)    Total
    ----               ------------   ---------------  ---------
Joan T. Bok                         14,016              --         14,016
William M. Bulger                      100           2,420          2,520
Alfred D. Houston                   14,359          15,489         29,848
Michael E. Jesanis                   4,316           7,188         11,504
Paul L. Joskow                       2,829             635          3,464
David C. Kennedy                     8,236           4,439         12,675
John M. Kucharski                    3,100              --          3,100
Edward H. Ladd                       6,746             308          7,054
Cheryl A. LaFleur                    3,595           7,147         10,742
Joshua A. McClure                    2,255             693          2,948
John W. Rowe (c)                     5,704          26,418         32,122
George M. Sage                       4,300              --          4,300
Richard P. Sergel                    8,574          12,069         20,643
Charles E. Soule                     1,310           6,515          7,825
Anne Wexler                          3,048              --          3,048
James Q. Wilson                      3,655             308          3,963
James R. Winoker                     2,600              --          2,600
Lawrence E. Bailey                   5,490           4,973         10,463
Peter G. Flynn                       6,671           3,564         10,235
John F. Malley                       3,952           3,549          7,501
Masheed H. Rosenqvist                1,802             364          2,166
Robert L. McCabe                    10,691           7,944         18,635
Kwong O. Nuey                        1,667           1,874          3,541
Lydia M. Pastuszek                   8,242           2,712         10,954
Lawrence J. Reilly                   4,010           7,161         11,171
Christopher E. Root                  2,256           3,519          5,775
Nancy H. Sala                        6,348             (d)          2,541          8,889
Richard W. Frost                     7,035             530          7,565
Richard Nadeau                       5,029               0          5,029
Michael F. Ryan                      1,316              11          1,327
Ronald L. Thomas                     1,614               0          1,614

All directors and
executive officers,
as a group
(42 persons)                       154,866             (e)        122,371             277,237

(a) Number of shares beneficially owned includes:

    - shares directly owned by certain relatives with whom directors or officers share voting or investment power;

    - shares held of record individually by a director or officer or jointly with others or held in the name of a bank, broker, or nominee for such individual's account;

    - shares in which certain directors or officers maintain exclusive or shared investment or voting power whether or not the securities are held for their benefit; and

    - with respect to the executive officers of NEES, allocated shares in the Incentive Thrift Plan described below.

(b) Deferred share equivalents are held under NEES' Deferred Compensation Plan or pursuant to individual deferral agreements. Under the plan or deferral agreements, executives may elect to defer cash compensation and share awards. There are various deferral periods available under the plans. At the end of the deferral period, the compensation is paid out in the same form, cash or shares, as was deferred. The rights of the executives to payment are those of general, unsecured creditors.

    While deferred, the shares do not have voting rights or other rights associated with ownership. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in NEES' common shares.

    Deferred share equivalents for directors are held under the Directors Deferred Compensation Plan. See Board Structure and Compensation for a description of that plan.

    Potential share awards under the Long-Term Performance Share Award Plan are not included in this table.

(c) Mr. Rowe, former President and Chief Executive Officer, resigned effective February 6, 1998.

(d) Ms. Sala disclaims a beneficial ownership interest in 283 shares held in a custodial account.

(e) Amount is less than 1% of the total number of shares of NEES outstanding.

    T. Rowe Price Trust Company, 100 East Pratt Street, Baltimore, MD 21202 is the only person or group known to NEES as of January 20, 1999 to beneficially own 5% or more of NEES' common shares. However, T. Rowe Price Trust Company disclaims beneficial ownership of all such shares. As of December 31, 1998, T. Rowe Price owned 4,740,729 shares as trustee for NEES employee benefits plans, including those discussed herein. This represented 8% of NEES common shares.

                    Share Ownership Guidelines
                    --------------------------

    NEES has long recognized the importance of consistent alignment of executive interests with those of shareholders. In 1995, the Compensation Committee of the Board voted that it is expected that executives will own shares or share equivalents to certain minimum levels within five years of being subject to the requirement.

    - For Mr. Sergel, the level is 40,000 shares.

    - For Mr. Houston, the level is 25,000 shares.

    - For the other executives listed in the Executive Compensation Summary Table, the level is 7,000 to 15,000 shares.

    - Other executives are expected to hold from 2,000 to 7,000 shares depending on their compensation levels and bonus plans.

    In 1996, the Board of Directors voted that members of the Board were expected to own 2,500 shares within five years of being subject to that requirement.

         Contracts and Transactions with System Companies
         ------------------------------------------------

    During 1998, Mr. Joskow did consulting work for NEES or subsidiaries of NEES under a separate consulting contract for which he was paid approximately $30,000. These consulting services were not related to his duties as a Board member.

    Mr. Winoker is Chief Executive Officer of Belvoir Properties, Inc. (Belvoir). Belvoir leases two parcels of land in Providence, Rhode Island from a subsidiary of NEES under a twenty-year lease with an initial annual rent of approximately $60,000.

    In 1998, Applied Resources Integrated Services, Inc. (ARIS) was awarded a contract in a competitive process by a subsidiary of NEES. ARIS is owned by a son and daughter of Mr. Bulger. The contract is for services related to an energy efficiency lighting program beginning in 1999. ARIS will be paid up to $200,000 per year under the contract. It is a two year contract with an option to extend for an additional year.

                          Plan Summaries
                          --------------

    A brief description of the various plans through which compensation and benefits are provided to the named executive officers is presented below to better enable shareholders to understand the information presented in the tables shown earlier. The general provisions of the incentive compensation plans are described in the report of the Compensation Committee. The amounts of compensation and benefits provided to the named executive officers under the plans described below are presented in the Summary Compensation Table.

Goals Program
-------------

    The Goals Program establishes goals annually. For 1998, these included goals related to core operating income, costs to customers for electricity delivery, safety, absenteeism, transmission and distribution reliability, environmental and OSHA compliance, and customer satisfaction. Some goals apply to all employees, while others apply to particular functional groups. Depending upon the number of goals met, and provided the minimum earnings goal is met, employees may earn a cash bonus of 1% to 4 1/2% of their compensation.

Incentive Thrift Plan
---------------------

    The Incentive Thrift Plan (a 401(k) program) provides for a match of 40% of up to the first 5% of base compensation contributed to NEES' Incentive Thrift Plan (shown under Other Annual Compensation in the Summary Compensation Table) and, based on an incentive formula tied to core operating income, may fully match the first 5% of base compensation contributed (the additional amount, if any, is shown under Bonus in the Summary Compensation Table).
Under Federal law, contributions to these plans are limited. In 1998, the contribution amount was limited to $10,000.

Deferred Compensation Plan
--------------------------

    The Deferred Compensation Plan offers executives the opportunity to defer base pay and bonuses. The plan offers the option of investing at the prime rate or in NEES common shares; however, share bonuses may only be deferred in a share account. Under Federal law, the Incentive Thrift Plan, described above, is required to limit participant base compensation to $160,000 in calculating NEES match. Under the Deferred Compensation Plan, NEES will make a contribution to an executive's share account equivalent to the resultant reduction in his match under the Incentive Thrift Plan.

Life Insurance
--------------

    NEES has established for the named executive officers life insurance plans funded by individual policies. The combined death benefit under these insurance plans is three times the participant's annual salary. These plans are structured so that, over time, NEES should recover the cost of the insurance premiums.

    After termination of employment, Messrs. Rowe and Houston may elect, commencing at age 55 or later, to receive an annuity income equal to 40% of final annual salary for Mr. Rowe and 22.5% of 1998 annual salary plus 40% of final annual salary for Mr. Houston. In that event, the life insurance is reduced over fifteen years to an amount equal to the participant's final annual salary. Due to changes in the tax law, this plan has been closed to new participants, and an alternative was established with only a life insurance benefit.

Financial Counseling
--------------------

    NEES pays for personal financial counseling for senior executives. As required by the IRS, a portion of the amount paid is reported as taxable income for the executive. Financial counseling is also offered to other employees through seminars conducted at various locations during each year.

Other
-----

    NEES does not have any share option plans.


      Long-Term Incentive Plan - Awards in Last Fiscal Year
      -----------------------------------------------------

    The Long-Term Performance Share Award Plan provides awards based on various measures of NEES performance over a three-year period. Each award factor functions independently. The performance targets for each cycle are set by the Compensation Committee of the NEES Board. Performance is rated on rolling three-year periods, with a new cycle beginning each year. An individual's potential award under the plan is a fixed percentage (ranging from 15% to 50%) of base pay. At the end of the three-year cycle, the participant receives NEES shares based upon the performance against the various factors.

    The measures of performance for the cycle commencing January 1, 1998 are as follows: total shareholder return; maintenance or improvement of bond ratings; redeployment of the generation sale proceeds; and System service levels, including customer satisfaction, reliability, safety, and compliance.

    The following tables show the potential awards, for those executive officers named in the Summary Compensation Tables, under the Long-Term Performance Share Award Plan for the performance cycle commencing January 1, 1998. The NEES System's performance will be measured over the three-year period ending December 31, 2000. However, upon the completion of the merger with National Grid, the executives will receive awards based upon an average of incentive compensation target achievement for the prior three years and not upon the measures specified below.

                               NEES
                               ----

    Estimated Future Payouts under Non-Stock Price-Based Plans
    ----------------------------------------------------------

                  Number of
                 Common Share Performance
     Name        Equivalents(a)             Period     Threshold(b)   Target(c)
     ----        --------------           -----------  ------------   ---------
Richard P. Sergel             3,569             3 years             29          3,569
Alfred D. Houston             4,310             3 years             34          4,310
Cheryl A. LaFleur             2,293             3 years             18          2,293
Michael E. Jesanis            2,142             3 years             17          2,142
David C. Kennedy                987             3 years              8            987

                               NEP
                               ---

   Estimated Future Payouts under Non-Stock Price-Based Plans
   ----------------------------------------------------------

                  Number of
                 Common Share Performance
     Name        Equivalents(a)             Period     Threshold(b)   Target(c)
     ----        --------------           -----------  ------------   ---------
Lawrence E. Bailey              977             3 years              8            977
Alfred D. Houston             4,310             3 years             34          4,310
Peter G. Flynn                  853             3 years              7            853
John F. Malley                  859             3 years              7            859
Masheed H. Rosenqvist (d)               -          -                 -              -

                          Mass. Electric
                          --------------

   Estimated Future Payouts under Non-Stock Price-Based Plans
   ----------------------------------------------------------

                  Number of
                 Common Share Performance
     Name        Equivalents(a)             Period     Threshold(b)   Target(c)
     ----        --------------           -----------  ------------   ---------
Lawrence J. Reilly            1,036             3 years              9          1,036
Robert L. McCabe              1,119             3 years              9          1,119
Nancy H. Sala                   464             3 years              4            464
Lydia M. Pastuszek              866             3 years              7            866
Kwong O. Nuey                   461             3 years              4            461

                           Narragansett
                           ------------

   Estimated Future Payouts under Non-Stock Price-Based Plans
   ----------------------------------------------------------

                  Number of
                 Common Share Performance
     Name        Equivalents(a)             Period     Threshold(b)   Target(c)
     ----        --------------           -----------  ------------   ---------
Lawrence J. Reilly            1,036             3 years              9          1,036
Robert L. McCabe              1,119             3 years              9          1,119
Richard W. Frost                427             3 years              4            427
Michael F. Ryan                 401             3 years              4            401
Richard Nadeau (d)                -                -                 -              -

(a) Amounts are denominated in common share units. No dividends are attributable to share units. At the end of the cycle, awards are paid either in shares or in cash (valued at the five-day average price prior to the January 15 following the close of the performance cycle).

(b) The awards in this column represent the threshold number of shares that could be earned if the minimum attainment level is reached for one factor. The minimum payout upon failure to achieve any of the goals would be zero.

(c) The awards in this column represent the target (and maximum) number of shares that could be earned if the maximum performance is achieved for all factors.

(d) Did not participate in this plan for 1998.

Retirement Plans
----------------

    The following chart shows estimated annual benefits payable to executive officers under the qualified pension plan and the supplemental retirement plan, assuming retirement at age 65 in 1999.

                        PENSION PLAN TABLE
                        ------------------

FIVE-YEAR
AVERAGE    10 YEARS 15 YEARS 20 YEARS 25 YEARS 30 YEARS 35 YEARS
COMPENSATION        SERVICE  SERVICE  SERVICE  SERVICE  SERVICE   SERVICE
------------        -------- -------- -------- -------- --------  --------
$  300,000  60,300   87,500  114,700  141,100  167,500  184,100
$  400,000  81,000  117,500  154,000  189,600  225,100  241,600
$  500,000 101,700  147,600  193,500  238,100  282,700  311,000
$  600,000 122,400  177,600  232,900  286,600  340,300  374,500
$  700,000 143,100  207,700  272,300  335,100  397,900  437,900
$  800,000 163,800  237,700  311,700  383,600  455,500  501,400
$  900,000 184,500  267,800  351,100  432,100  513,100  564,800
$1,000,000 205,200  297,800  390,500  480,600  570,700  628,300
$1,100,000 225,900  327,900  429,900  529,100  628,300  691,700
$1,200,000 246,600  357,900  469,300  577,600  685,900  755,200
$1,300,000 267,300  388,000  508,700  626,100  743,500  818,700
$1,400,000 288,000  418,000  548,100  674,600  801,100  882,100

    For purposes of the retirement plans, Mr. Sergel, Mr. Rowe, Mr. Houston, Ms. LaFleur, Mr. Jesanis, and Mr. Kennedy currently have 20, 20, 35, 13, 16, and 26 credited years of service, respectively. Messrs. Bailey, Flynn, and Malley and Ms. Rosenqvist currently have 30, 17, 27, and 17 credited years of service, respectively. Mr. Reilly, Mr. McCabe, Ms. Sala, Ms. Pastuszek, and Mr. Nuey currently have 17, 30, 29, 18, and 8 credited years of service, respectively. Mr. Frost, Mr. Ryan, and Mr. Nadeau currently have 36, 4, and 43 credited years of service, respectively.

    Benefits under the pension plans are computed using formulae based on percentages of highest average compensation computed over five consecutive years. The compensation covered by the pension plan includes salary, bonus, and incentive share awards. Long-Term Performance Share Awards will not be included. The benefits listed in the pension table are not subject to deduction for Social Security and are shown without any joint and survivor benefits. If the participant elected at age 65 a 100% joint and survivor benefit with a spouse of the same age, the benefit shown would be reduced by approximately 16%.

    The pension plan table above does not include annuity payments to be received in lieu of life insurance for Messrs. Rowe and Houston. Those payments are described above under Plan Summaries.

    In December 1997, the NEES companies announced a voluntary early retirement program available to all nonunion employees over age 55 with ten or more years of service. Messrs. Frost, McCabe, and Nadeau were all eligible for, and accepted, the offer. The program offered either an annuity or a lump sum equal to the greater of either one week's base pay times the number of years of service or an additional five years service and five years of age toward their pension. The offer also included certain health care and bridging of social security benefits. The program is conditioned upon consummation of the divestiture of the nonnuclear generating business to

USGen. Mr. McCabe also has an employment agreement which provides that if he remains in the employ of the NEES companies until December 31, 1998, or the retirement effective date under the offer, he will receive an annuity or a lump sum equal to an additional five years of service and five years of age toward his pension plus $225,000, subject to an offset for any benefits under the general offer. The value of Messrs. Frost, McCabe, and Nadeau's benefits under the offer and the contract cannot be determined until their retirement.

    NEES covers the full cost of post-retirement health benefits for the senior executives listed in the Summary Compensation Table.

NEES Payments Upon a Change of Control
or Termination of Employment
--------------------------------------

    NEES has agreements with certain of its executives, including those named in the Summary Compensation Table, which provide severance payments in the event of certain terminations of employment following a Change in Control of NEES. These are discussed at greater length below. NEES' bonus plans, including those described in the Compensation Committee Report, provide for payments equal to the average of the bonuses for the three prior years in the event of a Change in Control.

    The Board recognized the trend toward business combinations and consolidation in the electric utility industry and considered it essential to the best interests of its shareholders to foster the continuous employment of key management personnel. In addition, the Board recognized that the possibility of a change in control at NEES, as at other electric utilities, existed and that such possibility, and the uncertainty and questions which it may raise among management, could result in the departure or distraction of management personnel to the detriment of NEES and its shareholders. Furthermore, the Board determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the management of the Company and its subsidiaries to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control. Accordingly, NEES determined that executive officers (including those listed in the Summary Compensation Table, but excluding Messrs. Houston and Sergel) would receive a benefit equal to one and one-half times annual compensation, for a severance other than one for cause or following a change in control.

    Severance Agreements
    --------------------

    NEES is a party to agreements with each of Mr. Sergel, Mr. Houston, Mr. Jesanis, Ms. LaFleur, and Mr. Kennedy (each, an "Executive" and each agreement, a "Severance Agreement"), which Severance Agreements were entered into in 1995 with Mr. Houston and on March 1, 1998 with the other Executives (and amended on December 8, 1998 for Mr. Kennedy) and which remain in effect for the three year period following (1) a "Change in Control" of NEES (as defined in the Severance Agreements) or (2) a "Major Transaction" (as defined in the Severance Agreements). In accordance with the terms of the Severance Agreements, if the applicable Executive's employment is terminated within three years following the event described in clause (1) or (2), as applicable, NEES will pay to the Executive the severance payments and will provide to the Executive the severance benefits described below, unless the Executive's employment is terminated (x) by NEES for Cause, (y) by the Executive without Good Reason or (z) by reason of the Executive's death, Disability or Retirement (each term, as defined in the Severance Agreements).

    The shareholder approval of the merger agreement will constitute a Major Transaction and the consummation of the transactions contemplated by the merger will constitute a Change in Control. Accordingly, in the event an Executive's employment is terminated within three years following the Major Transaction or Change in Control, such Executive will be entitled to receive, in lieu of any other payments due to the Executive: (1) a lump sum cash payment equal to three times (two times, in certain cases) the sum of (a) the higher of (i) such Executive's annual base compensation in effect at the time of termination and (ii) such Executive's annual base compensation in effect immediately prior to the Change in Control or Major Transaction and (b) the higher of (i) the average of the annual bonuses awarded to such Executive under the New England Electric Companies' Senior Incentive Compensation Plan, New England Electric Companies' Incentive Compensation Plan I, II and III and the Incentive Share Plan (collectively, the "Incentive Plans") for the three performance years ended prior to the date of termination and (ii) the average of the annual bonuses awarded to such Executive pursuant to the Incentive Plans for the three performance years ended prior to the Change in Control or Major Transaction; (2) a cash lump sum payment equal to the excess of (a) the actuarial equivalent of the retirement pension which the Executive would have accrued under the terms of each pension plan of NEES (determined as if the Executive (i) were fully vested thereunder and had accumulated 36 additional months (24 additional months, in certain cases) of service credit thereunder and (ii) had been credited under each such pension plan of NEES during such 36 month period with compensation at the higher of (A) the Executive's compensation during the 12 months prior to the date of termination and (B) the Executive's compensation during the 12 months ending on the date of the Change in Control or Major Transaction) over (b) the actuarial equivalent of the retirement pension which the Executive had actually accrued pursuant to the provisions of NEES' pension plans as of the date of his or her termination of employment; (3) the continuation of employee welfare benefits for three years (two years, in certain cases) following the date of termination, reduced to the extent the Executive receives such benefits from a subsequent employer;
(4) if the Executive would have otherwise been entitled to post-retirement health care or life insurance had he continued to be employed for three additional years (two additional years, in certain cases), such post-retirement health care and life insurance commencing on the later of (a) the date that such coverage would have first become available to the Executive and
(b) the date that the benefits described in clause (3) above terminate and (5) the reimbursement of legal fees and expenses, if any, incurred by the Executive in disputing any issue relating to the termination of his employment. Notwithstanding the above, payments to be made and benefits to be provided to the Executives will be reduced to the extent necessary to avoid imposition of the excise tax (the "Excise Tax") pursuant to Section 4999 of the Code; in certain cases, however, such payments and benefits will be reduced only if such reduction would yield a greater result to the Executive than actual payment by the Executive of the Excise Tax. Notwithstanding the foregoing, Mr. Sergel, in lieu of such reduction, is entitled to an additional payment to hold him harmless from the Excise Tax, if any, imposed on any payment to him. It is estimated (based upon information currently available) that this additional payment would be $2,127,338.

    In accordance with the terms of the Severance Agreements, it is presently estimated (based upon information currently available) that the Executives would be entitled to lump sum cash severance payments upon termination of employment in the circumstances described above approximately in the following amounts: Mr. Sergel, $3,630,475; Mr. Houston, $2,605,476; Mr. Jesanis, $1,282,398; Ms. LaFleur, $1,280,037; and Mr. Kennedy, $736,060.

    Pursuant to the employment agreement to be entered into among NEES, National Grid Group and Mr. Sergel on the effective date of the merger, Mr. Sergel will waive his rights under his Severance Agreement.

NEP, Mass. Electric, and Narragansett
Payments upon a Change of Control or
Termination of Employment
-------------------------------------

    NEES is a party to agreements with each of Mr. Flynn, Mr. Houston, Mr. McCabe, and Mr. Reilly (each, an Executive), which agreements remain in effect for the three-year period following a change in control (as defined below) or a major transaction (as defined in the agreements). The term of the agreements are for three years with automatic annual extensions, unless terminated by NEES. If, following the described event, the Executive's employment is terminated other than for cause (as defined in the agreements) or if the Executive terminates employment for good reason (as defined in the agreements), NEES will pay to the Executive a lump sum cash payment equal to three times (two times for some Executives) the sum of the Executive's most recent annual base compensation and the average of his bonus amounts for the prior three years. Payments and benefits to the Executive will be reduced to the extent necessary to avoid imposition of any federal excise tax due under
Section 280G of the Internal Revenue Code; however, such payments and benefits will be reduced only if such reduction would yield a greater result to the Executive than actual payment by the Executive of the excise tax. In addition, NEES will provide disability and health benefits to the Executive for two to three years, provide such post-retirement health and welfare benefits as the Executive would have earned within such two to three years, and grant two to three additional years of pension credit.

    Change in Control, including potential change of control, occurs (1) when any person becomes the beneficial owner of 20%t of the voting securities of NEES, (2) when the prior members of the Board of NEES no longer constitute a 2/3 majority of the Board, or (3) NEES enters into an agreement that could result in a Change in Control.

    Upon a change in control a participant in the deferred compensation plan has the option of receiving a full distribution of the participant's cash and share accounts and the actuarial value of future benefits from the insurance related benefits under a prior plan, all less 10%.

    The System's bonus plans, including the incentive compensation plans, the Incentive Thrift Plan, and the Goals Program, provide for payments equal to the average of the bonuses for the three prior years in the event of a Change of Control. These payments would be made in lieu of the regular bonuses for the year in which the Change in Control occurs. The Long-Term Performance Share Award Plan provides for a cash payment equal to the value of the performance shares in the participants' account times the average target achievement percentage for the Incentive Thrift Plan for the three prior years. The System's Retirees Health and Life Insurance Plan has provisions preventing changes in benefits adverse to the participants for three years following a Change in Control. The Incentive Share Plan and the related Incentive Share Deferral Agreements provide that, upon the occurrence of a change in control (defined more narrowly than in other plans), any restrictions on shares and account balances would cease.

    Executive officers (including those listed in the summary compensation table, but excluding Mr. Houston) would receive a benefit equal to one and one-half times (one times in certain cases) annual compensation, for a severance other than one for cause or following a change in control.

New England Electric System Compensation
Committee Report on Executive Compensation
------------------------------------------

    The members of the Compensation Committee (the Committee) of the Board of Directors have the responsibility for executive compensation, including the administration of certain of NEES' incentive compensation plans.

    NEES' total compensation package is designed to attract, retain, and reward superior managers who are committed to solid financial performance and who can also successfully lead NEES as our industry becomes increasingly competitive. The compensation package reflects the fact that these managers' backgrounds are suitable to a broader industrial marketplace and are not necessarily limited to NEES or its industry. Total compensation consists of Base Salary, Incentive Compensation (performance based, at risk compensation), and Benefits. The Committee periodically reviews each component of NEES' executive compensation program to ensure that pay levels and incentive opportunities are competitive and that incentive opportunities are linked to NEES performance. NEES' general compensation philosophy is that (1) the Base Salary ranges should be competitive, with individual salaries reflecting performance and experience; (2) a significant portion of management compensation should be tied to achievement of corporate goals in order to maintain a sharp focus on corporate performance; (3) substantial portions of incentive compensation should be in shares so as to consistently align the interest of management and NEES' shareholders and customers; and (4) an ever higher percentage of total compensation should be at risk and share based as one moves upward through management. The compensation of the Chief Executive Officer, Mr. Sergel, is based on these considerations.

Compensation Decisions
----------------------

    The Board of Directors votes the compensation of Mr. Sergel and Mr. Houston acting upon recommendations of the Compensation Committee. The Committee reports its decisions to the Board of Directors. After meeting in executive session and discussing the reports made by the Committee, the Board of Directors has unanimously accepted each of the recommendations described below made in 1998 and to date in 1999. However, as described in the Supplemental Report, which follows, the Board (including the members of the Compensation Committee) later increased Mr. Sergel's base compensation for 1999.

    The Compensation Committee votes the compensation of all other NEES executive officers listed in the Summary Compensation Table, as well as other senior employees. The Board has ratified the compensation decisions for these executive officers. Although NEES management may be present during Committee discussions of officers' compensation, Committee decisions with respect to the compensation of Mr. Sergel and Mr. Houston were reached in executive session.

    Under Section 162(m) of the Internal Revenue Code, tax deductions are limited for compensation above $1 million, not including amounts deferred. Given the mandatory deferral of their share awards by Messrs. Sergel and Houston, the Code provisions do not currently impact NEES. Total compensation for each of the other executive officers is also below the $1 million threshold. The Committee has not, therefore, had to address issues related to
Section 162(m) and does not expect to in the near future, but will continue to monitor these issues.

Base Salary
-----------

    Base Salary levels are established after consideration of the appropriate market to determine the salary range for a position. Extensive salary survey analyses are compiled annually and presented to the Committee for review. Salary ranges are then defined on the basis of those market surveys. These surveys may include some of the same companies included in incentive compensation plan comparisons or in the corporate performance chart.

    In March 1998 the Committee reviewed the compensation of the System officers (other than Messrs. Sergel and Houston) in light of their additional responsibilities. The Committee considered relevant base pay market data including both utility and general industry surveys. The Committee then set the 1998 compensation levels for those individuals.

    At the meeting of November 23, 1998, the Committee considered data from multiple surveys from a number of independent consultants on senior executive compensation levels for comparable utilities and for industry in general.
They then discussed the events of the preceding year and reflected upon the changes in the industry, the significant progress NEES had made as a leader in the restructuring of the industry, and the successful sale of NEES' nonnuclear generation business. In this context, the contributions of both Mr. Houston and Mr. Sergel in assuming the leadership of NEES and in continuing its success were evaluated. The Committee then voted to recommend to the full Board that Mr. Houston's and Mr. Sergel's base compensation be each set at $500,000 for 1999.

    At the same November meeting the Committee reviewed NEES' compensation philosophy, set out above, and discussed the need to adequately reward employees when compared to the utility and broader industry averages and the need to retain valuable contributors. The Committee then considered comparative market compensation data, and individual performance and responsibilities. After consultation with Messrs. Houston and Sergel, the Committee set the compensation levels for 1999 for the other senior executives.

Performance Based Incentive Compensation
----------------------------------------

    Performance Based Incentive Compensation (at risk compensation or bonus) is designed to deliver rewards above base salary, if NEES and the individual executives perform well.

    Annual Target Plans
    -------------------

    In 1997, the Committee reevaluated the existing annual bonus plans because: NEES' shifting from being a vertically integrated utility to being primarily a transmission and distribution company; comparative ROE and cost per kilowatt-hour measurements becoming less appropriate as the prime measures of success as different utilities proceed through competitive transitions at different times and at different rates; and NEES' strategic plan calling for significant new business development in competitive new areas.

    The incentive compensation plans were therefore revised to be reflective of the achievement of operating income from the core business and strategic objectives. Annual income targets and strategic objectives are established by the Board of Directors for each year. For 1998 those objectives were: achieving recovery of stranded investments; maximizing the return on the sale of the generation business; running the best wires business in the Northeast; increasing the size of the energy delivery business; and profiting from growth in unregulated ventures. Benchmarks were established for each of these objectives.

    Mr. Sergel's and Mr. Houston's bonuses under the plan were directly related to achievement of the above described corporate objectives.

    Participants in the senior plan and other principal System officers share all five of these objectives. Other participants may have some but not all of these objectives depending upon their responsibilities within NEES.
For Messrs. Sergel and Houston, achievement of the operating income objective would provide a formula bonus of 15% of base pay. Achievement of an operating income objective above the target and achievement of all strategic objectives in full would generate a calculated cash award of up to 50% of base pay. The Committee retains discretion within the plan to adjust the final calculation to reflect extraordinary events.

    At the January 1999 meeting, upon considering the performance of NEES during the previous year, the Committee increased the weighting for merger activities in consideration of the value of the merger with the National Grid Group which had been brought forward by Messrs. Sergel and Houston. It was the Committee's judgment that their performance significantly exceeded the design of the plan and the Committee's expectations when establishing the strategic objectives for 1998. Accordingly, the Committee recommended to the Board that the cash bonuses for Messrs. Sergel and Houston be set at 62.5% of base compensation.

    The participants in the incentive compensation plans are also awarded common shares of NEES under the Incentive Share Plan, approved by the shareholders in 1990. No discretion is exercised by the Committee in the awarding of shares generated by the formulae. An individual's award of shares under the Incentive Share Plan is a fixed percentage of her or his cash award for that year from the incentive compensation plan in which she or he participates. For Mr. Sergel and Mr. Houston, the percentage was 60%. If no cash award is made, no shares are distributed under the formulae. Further, total plan awards of shares in any calendar year cannot exceed one-half of one percent (0.5%) of the number of outstanding shares at the end of the previous calendar year. (The incentive plan shares awarded, including those restricted or deferred, for 1998 were approximately 0.07% of the number of outstanding shares.) As noted above under Share Ownership Guidelines, the share awards of NEES officers were restricted for 1998.

    Three-Year Target Plan
    ----------------------

    In order to increase executive focus on multi-year performance, NEES established in 1995 the Long-Term Performance Share Award Plan described below. The first payout under this plan for the three year cycle ended December 31, 1998 was made in February 1999.

    Awards for this plan are based upon various measures of NEES performance over a three-year period. Each award factor or measurement functions independently. The factors change from year to year and include financial and operating performance. The factors may be related to those in the incentive plans. The factors are established by the Committee at the beginning of each cycle. All participants share the same factors and factor weights. Performance is rated on rolling three-year periods, with a new cycle beginning each year. An individual's potential award under the plan is a fixed percentage of her or his base pay on January 1 of the first year of the plan measurement period. Percentages range from 15% to 50%. No dividends accrue on the allocated shares until awarded. At the end of the three-year cycle, the participant receives actual shares based upon the performance against the various factors. For example, for the first cycle, 20% of the shares were dependent upon the relative shareholder return on equity (as shown in the following table) as compared to a national grouping of utilities. The return on equity was at the 73(rd) percentile, producing an 85% payment for this goal. The total calculated award for the plan cycle 1996-1998 was 77% of the allocated shares.

Benefits
--------

    The executive benefits are designed both to provide a competitive package and to retain flexibility for NEES in staffing management to meet changing conditions.


New England Electric System Compensation Committee

George M. Sage, Chairman
John M. Kucharski
Anne Wexler

Supplemental Report of the Board of
Directors on Executive Compensation
-----------------------------------

    As noted in the preceding report of the Compensation Committee, the Board of Directors had approved each of the recommendations of the Compensation Committee. At its meeting on December 11, 1998, relating to the proposed merger with the National Grid Group, the Board again considered Mr. Sergel's leadership in developing the merger. In light of this and the Board's subjective judgment as to the continued value of Mr. Sergel to NEES, they increased his 1999 base compensation to $550,000.


New England Electric System Board of Directors

Joan T. Bok           Edward H. Ladd         Charles E. Soule
William M. Bulger     Joshua A. McClure      Anne Wexler
Alfred D. Houston     George M. Sage         James Q. Wilson
Paul L. Joskow        Richard P. Sergel      James R. Winoker
John M. Kucharski

                      Corporate Performance
                      ---------------------

Total Return
------------

    The following table shows total shareholder return for NEES (capital appreciation plus reinvested dividends) for the years 1993 through 1998, as compared to the Standard & Poor's 500 Index and the Edison Electric Institute
(EEI) Index of 100 investor-owned electric companies, assuming the investment of $100 on December 31, 1993.

                     NEES      S&P 500     EEI Index
                     ----      -------     ---------
          1993               100.00      100.00       100.00
          1994                87.70      101.32        88.43
          1995               115.87      139.40       115.86
          1996               108.82      171.40       117.25
          1997               142.28      228.58       149.33
          1998               169.06      294.30       170.07

Note: The share price performance shown on the table above is not necessarily indicative of future price performance.

Return on Equity
----------------

    The following table shows the return on equity of NEES common shares for the years 1994 through 1998 compared to a national grouping of approximately 80 electric utilities and a regional grouping of utilities in the New York and New England area. As discussed in the report of the Compensation Committee, return on equity has been a key driver of NEES' incentive compensation program.

                                National     Regional
                     NEES       Grouping     Grouping
                     ----       --------     --------
          1994               12.73%       11.42%      11.40%
          1995               12.78%       11.72%      10.43%
          1996               12.58%       11.41%      11.13%
          1997               12.84%       10.89%      10.60%
          1998               11.37%       11.28%      10.33%

Note: The earnings performance shown on the table above is not necessarily indicative of future performance.


              NEES Board Structure and Compensation
              -------------------------------------

    NEES has an Executive Committee, an Audit Committee, a Compensation Committee, a Corporate Governance Committee, and a Corporate Responsibility Committee.

Executive Committee
-------------------

    - Mrs. Bok
    - Mr. Houston
    - Mr. Joskow
    - Mr. Ladd
    - Mr. Sage
    - Mr. Sergel
    - Ms. Wexler

    Mr. Ladd serves as the Chairman of this Committee.

    During the intervals between meetings of the Board of Directors, the Executive Committee has all the powers of the Board that may be delegated.

Audit Committee
---------------

    - Mr. Bulger
    - Mr. Joskow
    - Mr. Soule
    - Mr. Winoker

    Mr. Joskow serves as the Chairman of this Committee.

    The Audit Committee reviews with the independent public accountants the scope of their audit and management's financial stewardship for the current and prior years. This Committee also recommends to the Board of Directors the independent public accountants to be engaged for the coming year.

Compensation Committee
----------------------

    - Mr. Kucharski
    - Mr. Sage
    - Ms. Wexler

    Mr. Sage serves as the Chairman of this Committee.

    The Compensation Committee is responsible for executive compensation, including the administration of certain of NEES' incentive compensation plans.

Corporate Governance Committee
------------------------------

    - Mr. Joskow
    - Mr. Ladd
    - Mr. Sage
    - Ms. Wexler

    Mr. Ladd serves as Chairman of this Committee.

    The Corporate Governance Committee is responsible for maintaining the quality and experience of the Board. As part of its responsibilities, the committee also functions as a nominating committee and considers and evaluates director candidates, determines criteria and procedures for selecting non-management directors, and conducts periodic reviews of director performance. This Committee also considers written recommendations from shareholders for nominees to the Board.

Corporate Responsibility Committee
----------------------------------

    - Mrs. Bok
    - Mr. Houston
    - Mr. McClure
    - Mr. Sergel
    - Mr. Wilson
    - Mr. Winoker

    Mr. Wilson serves as the Chairman of this Committee.

    The Corporate Responsibility Committee reviews compliance with laws and regulations, offers guidance in considering public policy issues, and helps to assure ethical conduct.

Director Compensation
---------------------

    Members of the Board of Directors, except Messrs. Houston and Sergel, receive annually a retainer of $20,000 and 300 common shares of NEES, and receive a meeting fee of $1,000 plus expenses for each meeting attended.

    The Chairman of the Executive Committee receives an annual retainer of $12,000. Other members of the Executive Committee, except Messrs. Houston and

Sergel, receive an annual retainer of $5,000. The Chairmen of the Audit, Compensation, Corporate Governance, and Corporate Responsibility Committees each receive an annual retainer of $6,000. Other members of the Audit, Compensation, and Corporate Responsibility Committees, except Messrs. Houston and Sergel, receive annual retainers of $4,000. There is no retainer for the other members of the Corporate Governance Committee. All directors participating in a Committee meeting, except Messrs. Houston and Sergel, receive a meeting fee of $1,000 plus expenses.

    NEES permits directors to defer all or a portion of any cash retainers, meeting fees, and retainer shares under a deferred compensation plan. At the end of the deferral period, the compensation is paid out in the same form, cash or shares, as was deferred. Deferred shares do not have voting rights or other rights associated with ownership while deferred. A special account is maintained on NEES' books showing the amounts deferred and the interest or dividends accrued thereon. Group life insurance of $80,000 is provided to each member of the Board of Directors. Director contributions to qualified charities are matched by NEES under a matching gift program, which has a maximum limit of $3,500.

    Pursuant to a director retirement plan, nonemployee directors who have served on the Board of NEES for 5 years or more will receive a retirement benefit upon the later of the director's retirement from the Board or age 60. The benefit level is 100% of the annual cash retainer for directors who served on the Board for 10 or more years and 75% of the annual cash retainer for directors who served between 5 and 10 years. There are no death benefits under the plan.

Attendance
----------

    The Board of Directors held 13 meetings in 1998. The Executive, Audit, Compensation, Corporate Governance, and Corporate Responsibility Committees held 3, 3, 7, 3, and 3 meetings, respectively, in 1998. All directors attended at least 75% of the aggregate number of meetings of the Board of Directors and the committees of which they were members.

NEP, Mass. Electric, and Narragansett Directors' Compensation
-------------------------------------------------------------

    Since all members of the NEP, Mass. Electric, and Narragansett Boards are employees of NEES System companies, no fees are paid for service on the Boards.


Item 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

    (1) None. Payments are made to certain employees and other persons, who may act in the capacities enumerated in Item 7 for services rendered or materials purchased, but such payments are not contributions.

  (2)  Year Ended December 31, 1998.

                                       Accounts Charged,
                                       if any, per Books
                            Purpose    of Disbursing
Name of Recipient or Beneficiary         (A)             Company             Amount
-------------------------------        -------           -----------------   ------
  Name of Company
  ---------------

  Mass. Electric
  --------------

Associated Industries of Mass., Inc.       426.40             $   30,000.00
Hale & Dorr                                426.40             $   13,454.00
Eliassen Group, Inc. (B)                   426.40             $   10,420.00
Joyce & Joyce (B)                          426.40             $   55,988.00
Yes On 4 Coalition/Keep The Electric Rate
  Reduction                                426.40             $2,592,830.00
Other (1)                                  426.40             $    6,700.00
Edison Electric Institute                  426.10             $  121,251.00
The Alliance to Save Energy                426.10             $   12,800.00
Other (12)                                 426.10             $   20,820.00


   NEP
   ---

Gallagher, Callahan and Gartrell (B)       426.40             $  276,356.00
Gary A. Hale                               426.40             $  127,200.00
Sullivan & Leshane, Inc.                   426.40             $   76,320.00
Alliance for Competitive Energy            426.40             $   56,044.00
Edison Electric Institute                  426.40             $   49,800.00
Halloran & Sage (B)                        426.40             $   37,409.00
Joyce & Joyce (B)                          426.40             $   45,788.00
Save The Bay                               426.10             $   25,025.00
Other (18)                                 426.10             $   39,344.00


   Narragansett
   ------------

John G. Coffey, Esq. (B)                   426.40             $   20,000.00
McGovern, Noel & Benik, Inc. (B)           426.40             $   30,000.00
Winsor Association Consultants (B)         426.40             $   22,000.00
Edison Electric Institute                  426.40             $   41,139.00
Other (10)                                 426.10             $   32,885.00


   Granite State
   -------------

Gallagher Callahan and Gartrell (B)        426.40             $   24,937.00
Other (1)                                  426.40             $    4,330.00
Campaign for Ratepayers' Rights            426.10             $   10,300.00
Other (5)                                  426.10             $    2,055.00


   NEES
   ----

Massachusetts Business Roundtable          930.20             $   13,300.00
Massachusetts Business Roundtable          426.40             $      700.00
Repeal PUHCA NOW                           426.40             $   35,000.00

Nantucket Electric Company
--------------------------

Nantucket Green Fund                       426.10             $    1,000.00

--------------------
(A) All such payments, unless otherwise noted, were subscriptions, dues, and/or contributions.
(B)   Payments for legislative services.

Item 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

    Part I.

                              Serving Receiving Compensation
Transaction                   Company Company      (1998)
-----------                   ------- --------- ------------
Fuel Purchase Contract (1)    NEEI       NEP    $27,361,257

Phase I Terminal Facility
 Support Agreement (2)        NEET       NEP    $ 1,664,202

Phase II Massachusetts Transmission   NEHTEC       NEP    $ 4,688,023
 Facilities Support Agreement (3)

Phase II New Hampshire Transmission   NEHTC        NEP    $ 3,876,593
 Facilities Support Agreement (4)

--------------------
(1) Contract dated 7/26/79 as amended was in effect at 12/31/98.
(2) Agreement dated 12/1/81 as amended was in effect at 12/31/98.
(3) Agreement dated 6/1/85 as amended was in effect at 12/31/98.
(4) Agreement dated 6/1/85 as amended was in effect at 12/31/98.

    Part II.

  See Item 6, Part III.

    Part III.

  None.


Item 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

  None.


Item 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------

  NEES Consolidating Financial Statements (Supplement A-1) and Financial Statements and Supporting Schedules of NEES and NEES subsidiaries consolidated contained in the NEES 1998 Form 10-K (Supplement A-2).

Exhibits
--------

  Unless otherwise indicated, the exhibits listed below are incorporated by reference to the appropriate exhibit numbers and the commission file numbers indicated in parenthesis.

A.    Annual Reports:

   1. Connecticut Yankee Atomic Power Company 1998 Annual Report to Shareholders (Exhibit A.2.1 to Northeast Utilities' Form U-5-S, File No. 30-246).

   2. Maine Yankee Atomic Power Company 1998 Annual Report (filed herewith).

   3. Massachusetts Electric Company, Form 10-K for the year ended December 31, 1998 (File No. 0-5464).

   4. The Narragansett Electric Company, Form 10-K for the year ended December 31, 1998 (File No. 1-7471).

   5.  New England Electric System, Form 10-K for the year ended
       December 31, 1998 (File No. 1-3446).

   6. New England Power Company, Form 10-K for the year ended December 31, 1998 (File No. 1-6564).

   7. a. Vermont Yankee Nuclear Power Corporation 1998 Annual Report to Stockholders (to be filed under cover of Form SE).

       b. Vermont Yankee Nuclear Power Corporation 1998 FERC Form 1 (filed herewith).

   8. a. Yankee Atomic Electric Company 1998 Annual Report to Stockholders (filed herewith).

       b. Yankee Atomic Electric Company 1998 FERC Form 1 (to be filed under cover of Form SE).

   9. New England Electric Transmission Corporation 1998 Annual Report (filed herewith).

B. Corporate Documents:

   1.  AEDR Fuels, L.L.C.:

          AEDR Fuels Operating Agreement effective, December 1997 (filed herewith).

   2.  AllEnergy Marketing Company, L.L.C.:

       a. Agreement and Plan of Merger dated December 31, 1998 (Exhibit 10(ii) to 1998 NEES Form 10-K, File No. 1-3446).

       b. Limited Liability Company Agreement (Exhibit B-1 to Amendment No. 1 to Form U-1, File No. 70-8921).

       c. Amendment No. 1 to Limited Liability Company Agreement (Exhibit 10(jj) to 1997 NEES Form 10-K, File No. 1-3446).

   3.  Texas Liquids, L.L.C.:

       Limited Liability Company Agreement (Exhibit B.2.a to NEES 1997 Form U-5-S).

   4.  Granite State Electric Company:

       a. Articles of Organization (Exhibit B.1.a to NEES 1983 Form U-5-S).

       b. By-laws March 27, 1998 (filed herewith).

   5.  Granite State Energy, Inc.:

       a. Certificate of Incorporation (Exhibit No. 3(i) to Certificate of Notification, File No. 70-8803).

       b. By-laws (Exhibit No. 3(ii) to Certificate of Notification, File No. 70-8803).

   6.  Massachusetts Electric Company:

       a. Articles of Organization (Exhibit B.2.a to NEES 1983 Form U-5-S); Articles of Amendment dated March 5, 1993, August 11, 1993, September 20, 1993, and November 1, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464).

       b. By-laws (Exhibit 3(b) to 1997 Mass. Electric Form 10-K, File No. 0-5464).

   7.  Nantucket Electric Company:

       a. Articles of Organization (Exhibit A-6 filed under cover of Form SE, File No. 70-8675).

       b. By-laws (Exhibit A-7 filed under cover of Form SE, File No. 70-
          8675).

   8.  The Narragansett Electric Company:

       a. Charter (Exhibit B.3.a to NEES 1983 Form U-5-S); Amendment to Charter dated June 9, 1988 (Exhibit B.3.a to NEES 1988
          Form U-5-S).

       b. By-laws (Exhibit 3 to 1980 Form 10-K, File No. 0-898).

       c. Preference Provisions as amended dated December 15, 1997 (Exhibit
          4(c) to NEES 1997 Form 10-K, File No.             1-3446).

   9.  NEES Communications, Inc.:

       a. Articles of Organization (Exhibit B.9.a to NEES 1996 Form U-5-S).

       b. By-laws (Exhibit B.9.b to NEES 1996 Form U-5-S).

   10. NEES Energy, Inc.:

       a. Certificate of Incorporation (Exhibit 3(i) to Certificate of Notification, File No. 70-8803).

       b. By-laws (Exhibit 3(ii) to Certificate of Notification, File No. 70-8803).

   11. NEES Global, Inc.:

       a. Articles of Organization (Exhibit B.5.a to NEES 1993 Form U-5-S).

       b. By-Laws (Exhibit B.5.b to NEES 1993 Form U-5-S).

   12. New England Electric System:

       Agreement and Declaration of Trust (Exhibit 3 to NEES 1994 Form 10-K, File No. 1-3446).

   13. New England Electric Transmission Corporation:

       a. Restated Articles of Incorporation (Exhibit B.6.a to NEES 1983 Form U-5-S).

       b. By-laws dated March 17, 1998 (filed herewith).

   14. New England Energy Incorporated:

       a. Articles of Organization (Exhibit B.7.a to NEES 1983 Form U-5-S); Articles of Amendment dated April 8, 1988 (Exhibit B.8.a to NEES 1988 Form U-5-S).

       b. By-laws (Exhibit B.8.b to NEES 1995 Form U-5-S).

   15. New England Hydro Finance Company, Inc.

       a. Articles of Organization (Exhibit B.9.a to NEES 1988 Form
          U-5-S).

       b. By-laws (Exhibit B.9.b to NEES 1995 Form U-5-S).

   16. New England Hydro-Transmission Corporation

       a. Articles of Incorporation (Exhibit B.8.a to NEES 1986 Form U-5-S); Articles of Amendment dated January 18, 1989 (Exhibit B.10.a to NEES 1988 Form U-5-S).

       b. By-laws dated March 17, 1998 (filed herewith).

   17. New England Hydro-Transmission Electric Company

       a. Restated Articles of Organization dated January 13, 1989 (Exhibit B.11.a to NEES 1988 Form U-5-S).

       b. By-laws dated March 17, 1998 (filed herewith).

   18. New England Power Company:

       a. Articles of Organization (Exhibit B.8.a to NEES 1983 Form U-5-S); Articles of Amendment dated June 25, 1987 (Exhibit B.12.a to NEES 1988 Form U-5-S).

       b. By-laws (Exhibit 3(b) to 1997 Form 10-K, File No. 0-1229).

   19. New England Power Service Company:

       a. Articles of Organization (Exhibit B.9.a to NEES 1983 Form U-5-S).

       b. By-laws (Exhibit B.13.b to NEES 1988 Form 10-K, File No. 0-1229).

   20. New England Water Heater Co., Inc.:

       a. Articles of Merger (filed herewith).

       b. By-laws dated March 30, 1998 (filed herewith).

   21. Metrowest Realty, L.L.C.:

       Limited Liability Company Agreement dated as of December 17, 1998 (filed herewith).

C. Funded Debt:

    1. Granite State Electric Company:

       a. Note Agreement with Aid Association for Lutherans dated as of October 1, 1991 (Exhibit C-1 to NEES 1991 Form U-5-S).

       b. Note Agreement with First Colony Life Insurance Company dated as of November 1, 1993 (Exhibit C-1 to NEES 1993 Form U-5-S).

       c. Note Agreement with First Colony Life Insurance Company dated as of July 1, 1995 (Exhibit A to Granite Certificate of Notification, File No. 70-8625).

       d. Note Agreement with the Paul Revere Life Insurance Company dated as of June 15, 1998 (filed herewith).

    2. Massachusetts Electric Company:

          First Mortgage Indenture and Deed of Trust, dated as of July 1, 1949, and twenty-one supplements thereto (Exhibit 7-A, File
          No. 1-8019; Exhibit 7-B, File No. 2-8836; Exhibit 4-C, File No. 2-9593; Exhibit 4 to 1980 Form 10-K, File No. 2-8019; Exhibit 4 to 1982 Form 10-K, File No. 0-5464; Exhibit 4 to 1986 Form 10-K, File No. 0-5464; Exhibit 4(a) to 1988 Form 10-K, File No. 1-3446;
          Exhibit 4(a) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1993 Form 10-K,
          File No. 1-3446; Exhibit 4(a) to 1995 NEES Form 10-K, File No. 1-
          3446).

    3. The Narragansett Electric Company:

          First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and twenty-three supplements thereto (Exhibit 7-1, File No. 2-7042; Exhibit 7-B, File No. 2-7490; Exhibit 4-C, File No. 2-9423; Exhibit 4-D, File No. 2-10056; Exhibit 4 to 1980 Form 10-K, File No. 0-898; Exhibit 4 to 1982 Form 10-K, File No. 0-898;
          Exhibit 4 to 1983 Form 10-K, File No. 0-898; Exhibit 4 to 1985 Form 10-K, File No. 0-898; Exhibit 4 to 1986 Form 10-K, File No. 0-898; Exhibit 4 to 1987 Form 10-K, File No. 0-898; Exhibit C-3 to NEES 1991 Form U-5-S; Exhibit 4(b) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1995 NEES Form 10-K, File No. 1- 3446), Exhibit 4(b) to 1997 NEES Form 10-K, File No. 1-3446).

    4. New England Electric Transmission Corporation:

          Note Agreement with PruCapital Management, Inc. et al. dated as of September 1, 1986; Mortgage, Deed of Trust and Security Agreement dated as of September 1, 1986 (Exhibit 10(g) to 1986 Form 10-K, File No. 1-3446).

    5. New England Power Company:

       a. Loan Agreement with Massachusetts Industrial Finance Agency dated as of March 15, 1980 and two supplements thereto (Exhibit C.8.c to NEES 1983 Form U-5-S); Supplements dated as of October 1, 1992 and September 1, 1993 (Exhibit C.6.b to NEES 1993 Form U-5-S); Fifth Supplement dated as of August 1, 1998 (filed herewith).

       b. Loan Agreement with Business Finance Authority of the State of New Hampshire (formerly the Industrial Development Authority of the State of New Hampshire) dated as of November 15, 1983 (Exhibit

          C.8.d to NEES 1983 Form U-5-S); First Supplement dated as of April 1, 1986 (Exhibit C.7.d to NEES 1986 Form U-5-S); Second Supplement dated as of August 1, 1988 (Exhibit C.7.d to NEES 1988 Form U-5-
          S); Third Supplement dated as of February 1, 1989; Fourth Supplement dated as of November 1, 1990 (Exhibit C.6.d to NEES 1990 Form U-5-S); Fifth Supplement dated as of June 15, 1991 (Exhibit C.6.d to NEES 1991 Form U-5-S); Sixth Supplement dated as of January 1, 1993 (Exhibit C.6.d to NEES 1992 Form U-5-S); Seventh Supplement dated as of October 1, 1993 and Eighth Supplement dated as of December 1, 1993 (Exhibit C.6.c to NEES 1993 Form U-5-S); Ninth Supplement dated as of February 1, 1995 (Exhibit 6.c to NEES 1995 Form U-5-S), Tenth Supplement dated as of January 15, 1996, Eleventh Supplement dated as of January 15, 1996, and Twelfth Supplement dated as of December 1, 1996 (Exhibit 6.c to NEES 1996 Form U-5-S); Thirteenth Supplement dated as of August 1, 1998 (filed herewith).

       c. Loan Agreement with the Connecticut Development Authority dated as of October 15, 1985 (Exhibit C-8(h) to NEES 1985 Form
          U-5-S).

D. New England Electric System and Subsidiary Companies, Federal and State Income Tax Allocation Agreement (filed herewith).

E.  1. Schedule showing Money Pool investments for 1998 (filed herewith).
    2. NEES Global annual report on Modified Form U-13-60 (filed herewith).
    3. Financial Statements of the New England Electric System Companies Incentive Thrift Plan (Thrift Plan) (filed herewith).
    4 Financial Statements of the New England Electric System Companies Incentive Thrift Plan II (Thrift Plan II) (filed herewith).
    5. Financial Statements of the Yankee Atomic Electric Company Thrift Plan (filed herewith).

F. Schedules (filed herewith).

G. Financial Data Schedules (filed herewith).

H. None.

I. None.

  The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to and a copy of which, as amended, has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.


                            SIGNATURE

  New England Electric System, a registered holding company, has duly caused this Annual Report, Form U-5-S, for the year ended December 31, 1998, Commission's File No. 30-33 to be signed on its behalf, by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                               NEW ENGLAND ELECTRIC SYSTEM


                                    s/John G. Cochrane
                               By:
                                  John G. Cochrane
                                  Vice President and Treasurer



Date:  May 3, 1999